[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

August 2, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Belo Corp.
Revised Preliminary Merger Proxy Statement on Schedule 14A
Filed July 22, 2013
File No. 001-08598

Dear Mr. Spirgel:

On behalf of Belo Corp. (“Belo”, the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company of July 29, 2013 regarding the above-referenced Revised Preliminary Merger Proxy Statement on Schedule 14A filed with the Commission on July 22, 2013 (the “Proxy Statement”), I submit this letter containing the Company’s responses to the Comment Letter. An amendment to the Proxy Statement (the “Amended Proxy Statement”) has been submitted to the Commission on the date hereof, along with a version of the Amended Proxy Statement marked to show the changes made to the Proxy Statement.

Mr. Larry Spirgel

August 2, 2013

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in the Amended Proxy Statement.

Background of the Merger, page 20

1.	We note your response to comment 4 from our letter dated July 10, 2013. We believe that disclosure of financial projections provided to a financial advisor and the assumptions made by the company when preparing the projections may be necessary to assure that the description of an analyses prepared by your financial advisor is meaningful to investors. For example, the disclosure of projections may be material to an investor in evaluating a discounted cash flow analysis because that analysis involves the projected future cash flows of the subject company. In this case, we note that, on page 30, RBC Capital discloses that in performing its discounted cash flow analysis it used “the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate from the second quarter of calendar year ending December 31, 2013 through the full calendar year ending December 31, 2017 based on internal financial forecasts and other estimates of the Company’s management.” Please revise your description of the discounted cash flow analysis to disclose the projections used by RBC Capital to prepare this analysis.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Amended Proxy Statement.

Mr. Larry Spirgel

August 2, 2013

*        *        *         *        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Proxy Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1381 or by email at ngdemmo@wlrk.com.

Sincerely,

/s/ Nicholas G. Demmo

Nicholas G. Demmo

cc:	Dunia Shive
Guy Kerr, Esq.
Belo Corp.